

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 8, 2008

**via U.S. mail and facsimile**

Mr. John F. Ferraro
Treasurer and Chief Financial Officer
Thermodynetics, Inc.
651 Day Hill Road
Windsor, CT  06095

>        **RE:    Thermodynetics, Inc.**
>                 **Form 10-KSB for the Fiscal Year ended March 31, 2007**
>                 **Filed July 24, 2007**
>                 **File No. 000-10707**

Dear Mr. Ferraro:

        We have reviewed your response letter dated March 27, 2008, to our letter dated March 12, 2008, and have the following comment.  If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

1.  We have reviewed your response to our prior comment 1 and have the following additional comments:
    *   We asked you to provide us with a table explaining the specific nature and amount of each material component of the "long-term payables" of $2,782,195, as well as a table that identifies each of the threatened and pending actions and outstanding material judgments.  You provided a table, which addresses $1,161,869 of the total liability balance of $2,782,195, and you note "all amounts are included within the $2.7 million described above." Please clarify the nature of the remaining balance of the liability. We note

your response states Exhibits A and B are attached, but they do not appear to
be attached. As such, it is not clear whether the remaining $1.6 million
represents accounts payable that are not related to legal actions or whether it
relates to amounts on Exhibits A or B.

- Your response states there are no assets available for these unsecured creditors
and they will not be paid. In consideration that Vulcan Industries is a wholly
owned subsidiary of the company and is included in the company's
consolidated financial statements as disclosed in Note 1 on page 6, tell us how
you reached the conclusion that there are no assets to pay these unsecured
creditors, and how you have concluded the company will not be required to
repay these amounts.

- You have responded that these long-term liabilities will be "derecognized" in
accordance with generally accepted accounting principles when the Company
is "legally released from being the primary obligor, either judicially or by the
creditor". You believe that Vulcan (and therefore the Company) will be
released from being an obligor on these liabilities when the applicable state
and federal statues of limitations expire. In light of the court actions that you
have identified in your response, tell us how you anticipate the applicable
state and federal statues of limitations expiring.

- Please explain specifically why you believe you will not be required to pay
the default judgment to Fischer Canada of $1.1 million. Explain what is
meant by "response made to Court, and Court took no further action."

\* \* \* \*

Please respond to this comment within 10 business days, or tell us when you will
provide us with a response. Please provide us with a supplemental response letter that
keys your response to our comment and provides any requested supplemental
information. Detailed letters greatly facilitate our review. Please furnish your
supplemental response on EDGAR as a correspondence file. Please understand that we
may have additional comments after reviewing your responses to our comment.

If you have any questions regarding these comments, please direct them to Ryan
Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202)
551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief